                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                             Catalina Lighting, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    148865108
                                 (CUSIP Number)


                                  David M. Moss
                             6073 N.W. 167th Street
                                  Building C-5
                              Miami, Florida 33015
                            Telephone: (305) 825-4500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                             Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                            New York, New York 10005
                            Telephone: (212) 530-5000


                                 April 30, 1999
             (Date of Event Which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                               Page 1 of 13 Pages

                                  SCHEDULE 13D

CUSIP NO.:  148865108

(1)   NAME OF REPORTING PERSON:           David M. Moss

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         |X|

      (b)         |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS:  PF

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)       |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:            443,082

      (8)   SHARED VOTING POWER:          0

      (9)   SOLE DISPOSITIVE POWER:       443,082

      (10)  SHARED DISPOSITIVE POWER:     0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      443,082

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   6.3%

(14)  TYPE OF REPORTING PERSON:  IN


                               Page 2 of 13 Pages

                                  SCHEDULE 13D

CUSIP NO.:  148865108

(1)   NAME OF REPORTING PERSON:           DMM Investments, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 65-0892746

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         |X|

      (b)         |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS:  WC

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)       |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:           Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (7)   SOLE VOTING POWER:            14,000

      (8)   SHARED VOTING POWER:          0

      (9)   SOLE DISPOSITIVE POWER:       14,000

      (10)  SHARED DISPOSITIVE POWER:     0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     14,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   .2%

(14)  TYPE OF REPORTING PERSON: PN


                               Page 3 of 13 Pages

Item 1.  SECURITY AND ISSUER.

            This Statement constitutes Amendment No. 1 to the Schedule 13D (as originally filed, the "Schedule 13D") filed by David M. Moss with the Securities and Exchange Commission (the "SEC") dated February 10, 1999 relating to the common stock, par value $.01 (the "Common Stock"), of Catalina Lighting, Inc., a Florida corporation (the "Company"), with its principal executive offices located at 18191 N.W. 68th Avenue, Miami, Florida 33015.

            Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

            This Statement is being filed jointly by (i) David M. Moss and (ii) DMM Investments, Ltd., a Florida limited partnership ("Limited" and, together with Mr. Moss, the "Reporting Persons"). The principal executive offices of the Reporting Persons are located at 6073 N.W. 167th Street, Building C-5, Miami, Florida 33015.

            DAVID M. MOSS, age 55, is a co-founder of the Company, and served as its Chairman, Chief Executive Officer and President from 1986 to 1989.
Mr. Moss is the Chairman, President and Chief Executive Officer of Achiever Shredders and Office Products Company, Inc. ("Achiever"), World Office Products Manufacturing, Inc. ("World Office"), and Remington Security Camera, Inc. ("Remington"). Achiever was formed by Mr. Moss in January of 1997 to distribute document shredder appliances, Remington was formed in September of 1997 to distribute miniaturized and mobile security systems, and World Office was formed in 1991 to distribute office chairs. Mr. Moss is a resident of Florida and a United States citizen.

            LIMITED is a Florida limited partnership whose general partner, DMM Investments, Inc., a Florida corporation ("Investments"), is wholly-owned by Mr. Moss. Limited was formed solely for the purpose of purchasing shares of Common Stock and engaging in the activities described in Item 4 below. According to the terms of the Limited Partnership Agreement, Limited will terminate, liquidate and dissolve within a reasonable period of time following the Company's 1999 Annual Meeting of Stockholders.

            Information regarding the directors and executive officers of Investments is set forth on Schedule I attached hereto, which Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Investments are citizens of the United States.

            During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


                               Page 4 of 13 Pages

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            All the shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with the formation of the Company, other than 14,000 shares owned by Limited which were acquired in the open market using working capital funds on February 23, 1999 and March 31, 1999.

Item 4.  PURPOSE OF TRANSACTION.

            On December 11, 1998, a letter was sent to the Company on behalf of Mr. Moss setting forth a list of questions concerning the Company and its operations. The letter stated that if unsatisfactory answers were received, then "further action may be warranted, including a contested election of directors of the Company". Prior to responding to these questions on December 31, 1998, the Company's Board of Directors amended the Company's By-Laws to, among other things, add an advance notice requirement for stockholder nominations of directors. This amendment was not referred to in the Company's December 31 letter to Mr. Moss' counsel.

            On February 9, 1999, notice was sent to the Company on behalf of Mr. Moss purporting to comply with the advance notice by-law referred to above. In this notice the Company was advised that Mr. Moss would nominate two individuals for election to the Company's Board of Directors at the 1999 Annual Meeting of Stockholders of the Company in opposition to two Company executives then serving on the Board. These two individuals were Mr. Moss and Richard Dubal. Mr. Moss' notice also indicated that he would solicit proxies in favor of his nominees. Attached to the notice was a copy of the Schedule 13D. In a series of correspondence which followed between Mr. Moss' counsel and the Company's counsel, the Company indicated that the notice did not comply with the Company's advance notice by-law.

            On April 23, 1999, the Company filed definitive proxy materials with the SEC announcing that the date for the 1999 Annual Meeting of Stockholders had been set for May 10, 1999. In the definitive proxy materials, the Company urged stockholders not to support any nominee that Mr. Moss might propose for election to the Board, and questioned the qualifications of Mr. Moss and Mr. Dubal to serve as directors of the Company.

            On April 28, 1999, Limited filed preliminary proxy materials with the SEC with respect to the solicitation of proxies to elect two nominees of Limited - Mr. Moss and Roy D. Oppenheim - as members of the Board of Directors of the Company at the 1999 Annual Meeting of Stockholders of the Company (the "Limited Nominees"). According to the preliminary proxy materials, the principal purpose of electing the Limited Nominees to the Board was to cause the Board to promptly seek a sale or merger of the Company so as to maximize stockholder value by retaining a qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company and establishing a committee of independent directors to consider and recommend to the full Board for approval the best available offer to acquire the Company.

            On April 30, 1999, the Company's counsel advised Mr. Moss' counsel that the Company was prepared to seriously consider nominating Mr. Oppenheim to the Company's Board of Directors if Mr. Moss would agree not to solicit proxies or revocations in connection with the 1999 Annual Meeting. Later that day, the Company and the Reporting Persons entered into an agreement providing for, among other things, Mr. Oppenheim being added to the Company's Board immediately following the 1999 Annual Meeting, the Reporting Persons' agreement to support management's slate at the 1999 Annual Meeting and not to engage in any effort to replace directors of the Company for the remainder of 1999 and the Company's


                               Page 5 of 13 Pages
agreement to pay the Reporting Persons $100,000 in reimbursement of his expenses in connection with the events described in this Statement. Press releases to this effect were issued by the Company and Mr. Moss on Monday morning, May 3, 1999.

            As required by the aforementioned agreement, on May 3, 1999, Limited withdrew its preliminary proxy materials.

            Except as otherwise described herein, the Reporting Persons have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

            The percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons is 6.3%. Of the 443,082 shares of Common Stock beneficially owned by Mr. Moss, 34,600 shares are held in trust for the benefit of Mr. Moss's children and 14,000 are owned directly by Limited. There have been no transactions effected within the past sixty days with respect to the Common Stock by any of the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described herein, none of the Reporting Persons nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            1. Agreement dated as of April 30, 1999 between the Company and the Reporting Persons.

            2. Press release issued on May 3, 1999 by the Company (included as an exhibit) to Exhibit 1 above.

            3. Press release issued on May 3, 1999 by Mr. Moss (included as an exhibit) to Exhibit 1 above.


                               Page 6 of 13 Pages

                                    SIGNATURE



            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   May 3, 1999


                               By:  /s/ David M. Moss
                                    -----------------
                                    David M. Moss



                                    DMM INVESTMENTS, LTD.
                                    By:  DMM INVESTMENTS, INC.
                                            Its General Partner


                               By:  /s/ David M. Moss
                                    --------------------
                                    Name:  David M. Moss
                                    Title:  President


                               Page 7 of 13 Pages

                                                                      SCHEDULE I



            DIRECTORS AND EXECUTIVE OFFICERS OF DMM INVESTMENTS, INC.


            The names, present principal occupations and business addresses of the directors, executive officers and other corporate officers of Investments are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Investments. Each of the named individuals is a citizen of United States of America, unless specifically stated otherwise below.


                                             Present Principal
Name and Address:                            Occupation or Employment
-----------------                            ------------------------
Sole Director:

David M. Moss                                See Item 2 to the Schedule 13D
6073 N.W. 167th Street                       to which this Schedule is
attached.
Building C-5
Miami, FL 33015

Executive Officers and
Other Corporate Officers:

David M. Moss                                See Item 2 to the Schedule 13D
6073 N.W. 167th Street                       to which this Schedule is
attached.
Building C-5
Miami, FL 33015

Sylvia Montelongo                            Secretary/Treasurer of
6073 N.W. 167th Street                       DMM Investments, Inc.
Building C-5
Miami, Fl 33015


                               Page 8 of 13 Pages